Exhibit 99.9

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB

T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our reports, each dated March 14, 2017, with respect to the consolidated financial statements and effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-211466) on Form F-10 of Bellatrix Exploration Ltd.

/s/ KPMG LLP
Chartered Professional Accountants

March 17, 2017

Calgary, Canada